

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via E-mail

Mr. Phillip Hamilton
Chairman and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA 93610

Re: Global Diversified Industries, Inc. ("Global")
Schedule 13E-3 filed May 10, 2011
File No. 005-80210
Schedule 14C filed May 10, 2011
File No. 333-83231

Dear Mr. Hamilton:

        We have the following comments on the filings referenced above. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist you in compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 13E-3

General

1. We noticed that you currently own 50.3% of the common stock, and that your percentage will increase to 60% following the transaction. Please provide us with a well-reasoned legal analysis as to whether you should be identified as a filing person on the Schedule 13E-3 given your position of control within Global and your level of involvement in effectuating this transaction. Alternatively, please revise the Schedule 13E-3 to add yourself as a filing person and include all required disclosures, including, but not limited to, the disclosure required by Item 8. See Q&A No. 5 in SEC Release No. 34-17719 (April 13, 1981).

Schedule 14C

Background of the Reverse/Forward Stock Split, page 8

2. We noticed that you held a meeting with Shad Stastney, a representative of Vicis Capital, who owns 93.9% of the preferred stock and 4.99% of the common stock prior to deciding to go forward with the instant transaction. We recognize the disclosure indicates no terms or

conditions of a going private transaction were introduced into the discussion. Please provide us with a brief legal analysis as to whether asking Mr. Stastney if Vicas Capital would support a going private transaction "in principal" constitutes a solicitation subject to Section 14(a) and Regulation 14A.

3. The disclosure indicates that "the Board approved the Distribution Amendment and the Reverse/Forward Stock Split Amendments and authorized management to seek the written consent of Phillip Hamilton, Adam DeBard, and Vicis as stockholders of the Company….Upon obtaining written consent of our stockholders, the Board authorized our management to file the necessary documentation with the Commission." Please provide us with a legal analysis that explains whether the communications used to obtain the consents constituted solicitations subject to Section 14(a) of the Securities Exchange Act of 1934 and corresponding Regulation 14A that should have been accompanied by a proxy statement.

Effects of the Reverse/Forward Stock Split, page 9

4. Disclose, if applicable, the extent to which any affiliated filing person will become the beneficiary of Global's savings associated with bypassing the regulatory requirements of the federal securities laws and the use by Global of any operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Fairness of the Reverse/Forward Stock Split, page 11

5. As the Board appears to be aware, Item 1014(b) of Regulation M-A requires each filing person of the Schedule 13E-3 to discuss in reasonable detail the material factors that form the bases of their assessment of the fairness of the consideration offered to unaffiliated shareholders. *See* Exchange Act Release No. 17719, (April 13, 1981) Q&A Nos. 20 and 21. While the discussion of material factors references current and historical stock prices, it provides only a cursory reference to liquidation value and net book value. Given that conclusory statements are deemed insufficient under Item 1014(b) of Regulation M-A, please revise or advise. See Instructions 2 and 3 to Item 1014 of Regulation M-A.

6. Please revise the fairness determination to specifically address how the Board's conclusion relating to the transaction's fairness to unaffiliated security holders was reached in light of the absence of the procedural safeguards identified in Item 1014(c)-(e) of Regulation M-A. See Q&A No. 21 in SEC Release No. 34-17719, (April 13, 1981).

Cost of the Reverse/Forward Stock Split, page 20

7. The list of expenses presented under "Costs of the Reverse/Forward Stock Split" only includes two entries: legal fees and transfer and exchange agent fees. Please advise us, with view toward disclosure, whether this fee table accurately reflects the costs associated with effectuating this transaction given that prior disclosure quantifies the cost at $125,000. See Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A.

Summary Financial Information, page 22

8. In response to Item 13 of Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. *See* Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 Supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. For example, please provide all of the disclosure required by Item 1010(c)(2). The information concerning income per common share has not been presented in accordance with this requirement. In addition, book value per share is required to be presented as of the latest balance sheet date, and the disclosures potentially provided under Item 1-02(bb)(1) of Regulation S-X appear to be incomplete.

Agreements Involving Our Securities, page 23

9. Quantify, to the extent practicable, the total value of the option(s) granted to you during the quarter ended January 31, 2009, and advise us as to why such disclosure does not appear to have been provided in the Schedule 14C. Refer to Item 5 of Schedule 13E-3 and corresponding Item 1005(a)(2) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 28

10. Advise us, with a view toward revised disclosure, as to what consideration has been given to providing unaffiliated security holders with information concerning the compliance by you and Global's executive officers with the reporting provisions under Section 16 of the Securities and Exchange Act of 1934. In addition, please advise us, with a view toward revised disclosure, about your compliance history with the reporting provisions under Section 13 of the Securities and Exchange Act of 1934 with respect to your holdings in Global.

Closing Comments

    As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Schedule 13E-3 and Schedule 14C
Global Diversified Industries
c/o Mr. Phillip Hamilton
SEC Comment Letter dated June 10, 2011
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

John T. Bradley, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, CA 92626